Mail Stop 4561

June 15, 2009

Mr. William S. McKiernan
Chief Executive Officer
CyberSource Corporation
1295 Charleston Road
Mountain View, CA 94043

      Re: CyberSource Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed on February 27, 2009
              Form 10-Q the quarterly period ended March 31, 2009
              Filed on May 08, 2009
              File No. 000-26477

Dear Mr. McKiernan:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

CyberSource Products and Services

CyberSource Payment Solutions, page 4

1.   You appear to provide two functions in the payment process for your merchant customers, one as the "payment gateway," and second, as the "merchant acquirer." You can perform one or both functions for your merchant customers, if

desired.   However, your role in the payment process and the vocabulary used does not appear that it would be easily understood by investors unfamiliar with how card and other major payment systems function. Diagrams or a graphical illustration of the payment process and the entities involved could be helpful, specifically identifying your role(s) and what each role(s) entails, such as for the "merchant acquiring" function, the sponsorship required to perform as such, the process by which you decide to underwrite a merchant, and the services that you then provide in this function.

Risk Factors

"Our revenue and customer relations could be impacted if we were to lose bank sponsorship," page 12

2.   You disclose that Harris Bank, N.A is your bank sponsor, and that your current agreement renews automatically in March of each year. Although you have not received any non-renewal notice, you disclose that if Harris Bank was to terminate the agreement and you were not able to obtain another bank sponsor, you would be unable to provide global acquiring services, which accounted for 34.3% of your total revenues at fiscal year end. Please tell us what consideration you have given to filing this agreement as a material contract upon which your business is substantially dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K.

"Our fraud detection services and marketing agreement with Visa U.S.A can be terminated," page 13

3.   You discuss your agreement with Visa U.S.A. to jointly develop and market CyberSource Advanced Fraud Screen Enhanced by Visa (CAFSSEV), and then also with Visa Canada to market CAFSSEV as well. You disclose that you can not quantify the market value of the relationships with VISA, and therefore that termination of either agreement or both may adversely impact the marketability of your fraud screening technology. We also note that risk and security management is highlighted in your CEO's letter to shareholders as a main growth strategy for your company. Please tell us what consideration you have given to filing this agreement as a material contract upon which your business is substantially dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

4.   For clarity, you may want to provide a separately captioned section on your off-balance sheet arrangements. See Item 303(a)(4) of Regulation S-K. In this regard, we note your statement in note 1 to the financial statements that you do not have any off-balance sheet concentration of credit risk.

Overview, page 22

5.   Please tell us how you considered the guidance in SEC Release No. 33-8350 with
        respect to addressing in the overview such factors as key performance indicators,
        known material trends and uncertainties, and other principal factors relied upon
        by management in evaluating your financial condition and operating results. As
        an example, we note that in your CEO's letter to shareholders, he discusses key
        operating metrics, such as transaction volume, authorization dollars processed,
        and new customer sign ups, as well as your key prospects for growth including
        international expansion, risk and security management, and your reseller and
        partner channels. Similar information was discussed in your earnings conference
        call for the fourth quarter ended December 31, 2008.

Results of Operations

Years Ended December 31, 2008 and 2007, page 25

6.   You had a $112.0 million, or 95.8%, increase in revenues year over year, driven
        primarily (79%) by your acquisition of Authorize.net on November 1, 2007. You
        further disclose that about 16% of the increase was from existing customers,
        primarily resulting from an increase in global acquiring revenue, as well as an
        increase in transaction volumes processed. The remaining increase was from
        revenues from new customers. The underlying business reasons for these changes
        are often not discussed. Please describe the underlying factors that contributed to
        revenues from existing customers increasing by 16%, including global acquiring
        revenues and payment gateway revenues. In regard to the revenues from new
        customers, please disclose the number of new customers, and net new customers,
        signed up in the fiscal year, and how that compared to your prior fiscal year. We
        note that you provide new customer information in your CEO's letter to
        shareholders, and also discuss this in your fourth quarter earnings conference call.
        Please also tell us what consideration you have given to discussing the nature of
        these new customers, in terms of customers for your payment gateway services or
        your merchant acquiring services; enterprise or small business customers. See
        Item 303(a)(3)(iii) of Regulation S-K and Section II.D of SEC Release 33-6835
        for further guidance. This comment also applies to your Form 10-Q for the quarter
        ended March 31, 2009.

7.   Please tell us if you have considered discussing margins obtained on your large
        enterprise customer contracts as compared to your contracts with smaller
        business, and if any one or other industry segment has had a divergent impact on
        your profitability.

Item 8. Financial Statements and Supplemental Data

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 36

8.   We note that your arrangements appear to include multiple elements such as monthly transaction processing fees and global acquiring fees, support service fees and set-up fees. Please explain how you have considered the criteria in paragraph 9 of EITF 00-21. Tell us how you determine the units of accounting and allocate value to the deliverables. As part of your response, you should also clarify how you recognize and allocate payment processing transaction service revenues that include gateway fees and set-up fees. In addition, tell us your consideration of providing enhanced disclosures to clearly describe your accounting policy for each unit of accounting as well as how units of accounting are determined and valued. We refer you to Question 1 of SAB Topic 13.B.

9.   We note from your disclosures that certain global acquiring fees are being recognized on a gross basis as you are the primary agent in the transaction in the period the merchant's transactions are processed. Please tell us whether you have any payment processing transaction service arrangements that are recognized on a net basis in accordance with EITF 99-19. Explain whether your payment processing transaction service revenues that include gateway fees are recorded on a gross or net basis in accordance with the criteria set forth in paragraphs 7 -17 of EITF 99-19. Clarify how your revenue recognition policy differs for arrangements that include global acquiring fees compared with those arrangements that include gateway fees.

Segment Information, page 37

10.   We note from your disclosures on page 4 that to properly service the diverse needs of your customers the market is divided into two customer profiles, enterprise and small business merchants. We further note from your fourth quarter earnings conference call that you operate in different vertical markets such as retail, travel, technology, services, media, telecom, colleges and universities, charities, and other emerging categories. Tell us how you considered the criteria for separate operating segments pursuant to paragraphs 10 through 15 of SFAS 131 or how you have met the aggregation criteria of paragraph 17 of SFAS 131.

Note 7. Funds Due to Merchants, page 45

11.   We note that you have $12.2 million of funds that you are holding for merchants.
        Please expand your disclosures to explain the reason for classifying these funds as
        cash and cash equivalents rather than as restricted cash. Clarify the terms and
        conditions associated with your funds due to merchants.

Item 11. Executive Compensation (incorporated by reference to the Definitive Proxy
Statement filed on March 31, 2009)

Compensation Discussion and Analysis

Setting Executive Compensation for 2008

Base Salaries, page 12

12.   Please clarify whether or not the peer group companies identified under Long-
        Term Compensation are the same companies used for comparing base salaries.

13.   We note that variations may occur from the 50th percentile, as dictated by
        experience level and individual performance. For any such variations that occur,
        please describe the individual factors used in forming base salary levels, and how
        such factors translated into the adjustments made to base salary.

Long-Term Equity Incentive Compensation, page 13

14.   You benchmark to a disclosed peer group, setting target equity compensation at
        the *median* value paid to similarly situated executive officers. When determining
        specific grants, you use a guideline within a spread of plus or minus 35% around
        the target grant size in awarding actual grants. You further discuss low and high
        levels of grants, to be responsive to performance above or below your
        "performance objectives." For each named executive officer, please describe the
        performance objectives, the actual performance relative to such goals, and
        disclose the low, target, and maximum grant levels that correspond to such
        relative achievement. You currently only disclose the actual grant awarded, with
        no reference points for investors to evaluate your compensation relative to
        performance.

Performance-Based Incentive, page 15

15.   We note that you have not disclosed the annual corporate performance target, i.e.,
        non-GAAP operating income, on which your annual performance incentive
        compensation is based. If you have omitted performance targets in reliance upon
        Instruction 4 to Item 402(b) of Regulation S-K, we presume that you have a
        competitive harm analysis supporting your decision to not disclose the targets.

16.   Please explain by NEO Cruickshank was awarded $253,750 in non-equity incentive plan compensation, when his maximum bonus—in the case of over-achievement of corporate performance targets—is disclosed as $190,000 in the grants of plan-based awards table.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 57 (incorporated by reference to the Definitive Proxy Statement filed on March 31, 2009)

17.   Pleas explain why you disclose under the section on Compensation Committee Interlocks that during fiscal 2008, from January 1 to July 31, 2008, you paid legal fees of $600,000 to Morrison & Forester LLP, a law firm in which Mr. Scudellari, one of your directors, was a partner at the time, rather than disclosing this under the section on Certain Related Party Transactions. Please also explain why all the disclosure required by Item 404(b) of Regulation S-K has not been included.

Form 10-Q For the quarterly period ended March 31, 2009

Item 1. Financial Statements

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 11. Net Income Per Share, page 12

18.   Explain why you have 4.1 million options to purchase shares of common stock that were excluded from the computation of diluted net income per share because the effect would be antidilutive for the period ended March 31, 2009.   In this regard, we note that you had only 902 thousand options that were antidilutive for the period ended March 31, 2008. Please advise.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

19.   We note that transaction volume appears to grow much faster than revenue growth. In your first quarter, your European operation processed a record 136.8 million transactions, an increase of 59% from last year. This 136.8 million is 24.7% of your total billable transactions of 553 million for the quarter. Yet, revenue from international merchants appeared relatively flat at 6.3% of total as disclosed in a risk factor on page 20. This divergence appears to be because you are unable to offer merchant acquiring services in Europe, due to your lack of a sponsoring bank, as your CEO discussed in your fourth quarter earnings

conference call. Please tell us what thought you have given to discussing the divergence of transaction growth and revenue growth, at least in certain geographies, and the factors causing this divergence.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief